UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
          RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2007

                             Commission File Number

                        ARIES MARITIME TRANSPORT LIMITED
                 (Translation of registrant's name into English)

                               18 Zerva Nap. Str.
                                 166 75 Glyfada
                                 Athens, Greece


                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]     Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [_] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Attached hereto as Exhibit 1 is the Notice of Annual General Meeting and Proxy Statement of Aries Maritime Transport Limited.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                        ARIES MARITIME TRANSPORT LIMITED
                                  (registrant)



Dated:  May 4, 2007                           By: /s/ Richard J.H. Coxall
                                              --------------------------------
                                                      Richard J.H. Coxall
                                                      Chief Financial Officer






SK 23248 0002 771412